Filed by Calyxt, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Calyxt, Inc.

Commission File No.: 001-38161

On April 16, 2023, the following communication was distributed to Cibus Global, LLC (“Cibus”) equity holders:

Dear Cibus Shareholder:

Attached is your estimated K-1 report for 2022. The final K-1 will be sent in the third quarter of this year.

We are excited by the pending merger with Calyxt!    We expect that the final Form S-4 registration statement will be declared effective by the Securities and Exchange Commission next week. Once effective, a link to the Form S-4 will be sent to all shareholders. It will provide an excellent update on our business including the fact that we have now transferred our first traits to customers in both Canola and Rice.

We will have a more formal communication schedule to establish the process for shareholders soon thereafter.

Thank you,

Rory Riggs

CEO

Phone: [***] | [***]

One Liberty Plaza, New York, NY 10006

MESSAGE FROM OUR TAX ATTORNEY REGARDING YOUR K-1:

Dear Investor:

Please note that in determining your ordinary income on k-1 and taxable income on k-2, effective for tax year 2022, there was a tax law change whereby certain research and development expenses that were previously deducted in the year incurred are now required to be capitalized and amortized over five years. In response to this law change, there have been legislative discussions to repeal this change. While some legislators are seeking repeal effective for tax years 2023 or 2024, others are seeking repeal retroactive for tax year 2022. There is also a possibility that the law remains as is. If the law is in in fact repealed for tax year 2022, your k-1 and k-2 income will change.

We will be monitoring this development and will issue the actual k-1 once this is finalized.

Sincerely,

Steve Eller, JD, CPA

Cautionary Statement Regarding Forward-Looking Statements

The information included in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included herein, regarding the proposed merger transaction and the effectiveness of the Form S-4 are forward-looking statements. Words such as “pending,” “expect,” and “will” and other similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on the current expectations and assumptions of Cibus’ management about future events and are based on currently available information as to the outcome and timing of future events. Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Cibus. These risks include, but are not limited to, (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transactions in a timely manner or at all, (ii) uncertainties as to the timing of the effectiveness of the Form S-4, and (iii) uncertainties as to the timing of the consummation of the proposed transactions. Should one or more of the risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements.

Important Additional Information

In connection with the proposed transactions, Calyxt has filed materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”), which includes a proxy statement of Calyxt for the stockholders of Calyxt and that will serve as a prospectus of Calyxt and an information statement of Cibus, and other documents relating to the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALYXT, CIBUS AND THE PROPOSED TRANSACTIONS. After the Form S-4 is declared effective, the definitive proxy statement included in the Form S-4 will be mailed to Calyxt stockholders as of a record date to be established for voting on the matters to be considered at the Calyxt special meeting of stockholders being held in connection with the transactions. The Form S-4, the proxy statement/prospectus included therein, and other materials filed by Calyxt with the SEC may be obtained free of charge from the SEC’s website (www.sec.gov) or from Calyxt by directing a request to: Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113.

Participants in the Solicitation

Calyxt, Cibus and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Calyxt is set forth in Calyxt’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023, and its definitive proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2023.

Other information regarding persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation and a description of their interests in the transaction, by security holdings or otherwise, are included in the proxy statement/prospectus included in the Form S-4 and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Calyxt or the SEC’s website, as indicated above.

No Offer or Solicitation

This communication, which has been prepared by Cibus, shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Calyxt, Cibus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.